VIA EDGAR

August 20, 2012

Ms. Deborah O’Neal-Johnson
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Responses to Comments on the Joint Preliminary Proxy Statement of Midas Fund, Inc., Midas Magic, Inc., and Midas Perpetual Portfolio, Inc. (File Nos. 811-04316, 811-04625, and 811-02474, respectively)

Dear Ms. O’Neal-Johnson:

On behalf of Midas Fund, Inc. (“Midas Fund”), Midas Magic, Inc. (“Midas Magic”), and Midas Perpetual Portfolio, Inc. (“Perpetual Portfolio”) (together, the “Funds”), set forth below are the comments that you provided to Mary Clarke-Pearson of K&L Gates LLP, by telephone on August 2, 2012, concerning the Funds’ preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 26, 2012, and the Funds’ responses thereto.  Your comments are set forth in italics and are followed by the Funds’ responses.  Defined terms used but not defined herein have the respective meanings ascribed to them in the preliminary proxy statement.

1.
Comment:  Unless the Funds are using the full set delivery option set forth in Rule 14a-16(n) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), please include a Notice of Internet Availability of Proxy Materials meeting the requirements of Rule 14a-16(d).

Response:  The Funds confirm that they are using the full set delivery option set forth in Rule 14a-16(n) under the Exchange Act.

2.
Comment:  Why is the proposed change to Perpetual Portfolio’s fundamental investment restriction relating to concentration of investments a part of Proposal 1 and not a separate proposal?  Explain why this imbedded change is not impermissible “bundling” of related proposals under Rule 14a-4(a)(3) of the Exchange Act.

Response:  In response to your comment, the proxy statement has been revised to include a separate proposal for Perpetual Portfolio’s shareholders to approve the change to its fundamental investment restriction.

3.
Comment:  In “Questions and Answers Regarding the Proposals,” please clarify what the Funds mean in the discussion of how the Delaware statutory trust organizational form may provide more “flexibility” in the administration of the Funds.

Response:  In response to your comment, the Funds have added the following disclosure to “Questions and Answers Regarding the Proposals”:

“The increased flexibility may allow the Board of the New Trust to react more quickly to changes in competitive and regulatory conditions and, as a consequence, may allow the New Funds to operate in a more efficient manner and may reduce the circumstances in which shareholder approval will be required.  For example, if the Reorganizations are approved, the Trustees will not have to undergo the costly and time-consuming process of obtaining shareholder approval to amend the Trust’s Agreement and Declaration of Trust, with certain exceptions, including amendments that affect shareholder rights to vote and amendments that require shareholder vote under applicable law or the New Funds’ registration statement filed with the SEC.  In addition, under Delaware law, investment companies are able to simplify their operations by reducing administrative burdens (such as filing officers’ certificates or other documents with state authorities each time a board of trustees amends a trust’s governing documents).”

4.
Comment:  In “Questions and Answers Regarding the Proposals - What happens if all of the Proposals are approved?” the first sentence of the answer may be unclear to readers.  Please clarify why only Proposal 1 will be implemented even if shareholders approve Proposals 2 and 3.

Response:  In response to your comment, the Funds have revised the disclosure in the “Questions and Answers Regarding the Proposals” section as follows:

“Question: Will all of the Proposals be implemented, if approved?

A.
If Proposals 1, 2, and 3 are approved, it is anticipated that only Proposal 1 will be implemented.  This is because shareholder approval of Proposal 1 is anticipated to result in the Reorganizations of the Funds into New Funds that are separate series of the New Trust.  In the Reorganizations, the initial shareholder of the New Trust will approve the New Trust entering into an investment management agreement with Midas Management that is substantially similar to the New Management Agreements described in Proposal 2 and the initial shareholder of the New Trust will also elect the Director nominees set forth under Proposal 3 as Trustees of the New Trust.  As a result, Proposals 2 and 3 will be irrelevant and not implemented, unless the Reorganizations do not occur and the Funds will maintain their current existences as separate Maryland corporations that have their own investment management agreements and Boards of Directors.

If Proposal 1 is not approved, but Proposals 2 and/or 3 are approved with respect to any Fund, such proposal(s) will be implemented.  Proposal 4, if approved by shareholders, will be implemented regardless of whether any of the other Proposals are approved.”

5.
Comment:  On page 6 of the proxy statement, the Funds note that “[t]he share of the expenses related to the Reorganizations to be paid by each Fund will be based in part on its average net assets as a percentage of the aggregate average net assets of the Funds.”  Please supplementally explain to the Staff how the expenses associated with the Reorganizations will be allocated among the Funds.

Response:  Expenses from the Reorganizations deemed by Midas Management to have been incurred solely by a Fund (or New Fund) will be charged to that Fund (or New Fund).  Expenses deemed by Midas Management to have been incurred jointly by the Funds will be allocated on the basis of relative net assets, except where a more appropriate allocation can be made fairly in the judgment of Midas Management.

6.
Comment:  On page 9 of the proxy statement, please put the sentence that refers shareholders to the “Summary of Material Differences – Comparison of Certain Attributes of the Funds and the New Trust” in Appendix B in bold type face.

Response:  The Funds have made the requested change.

7.
Comment:  In “Certain Additional Enumerated Expenses” on page 13 of the proxy statement, the Funds note that the New Management Agreements’ description of certain costs and expenses paid by the Funds “are not expected to result in a material increase in the expenses of any Fund.”  If these expenses are expected to result in more than a de minimis change in the expenses that the Funds will pay, please include a comparative fee and expense table in the proxy statement that reflects the increased expenses.  If these expenses are expected to result in only a de minimis change in the expenses that the Funds will pay, please supplementally confirm to the Staff that this is the case.

Response:  The Funds confirm that the expenses described in “Certain Additional Enumerated Expenses” are expected to result in only a de minimis change in the expenses that the Funds will pay.

8.
Comment:  In the table on pages 18-19 of the proxy statement, please confirm that the column entitled “Other Directorships Held by Director” includes any directorships held by a Director for the past five years.

Response:  The Funds confirm that the column entitled “Other Directorships Held by Director” includes any directorships held by a Director for the past five years.  The Funds have revised the chart on pages 18-19 of the proxy statement to reflect this.

*           *           *           *           *

The Funds acknowledge that: (1) they are responsible for the adequacy and accuracy of the disclosure in the proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) they may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Fatima Sulaiman at (202) 778-9082 if you have any questions regarding the foregoing.  Thank you for your attention to this matter.

Sincerely,

/s/ John F. Ramirez

cc:          Thomas B. Winmill, Esq.
R. Darrell Mounts, Esq., K&L Gates LLP
Fatima Sulaiman, Esq., K&L Gates LLP